January 18, 2013

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-4628

Re:	Quicksilver Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Response Letter Dated October 10, 2012
File No. 001-14837

Dear Mr. Schwall:
This memorandum sets forth the responses of Quicksilver Resources Inc. (Quicksilver and its subsidiaries hereinafter referred to as the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 28, 2012 (the “Comment Letter”) relating to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). For your convenience, we have repeated the Staff's comment in bold type face exactly as provided and set forth our response as appropriate within the comment.
Form 10-K for Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements, page 70
Note 16. Fortune Creek, page 95
1.    We note from your response to comment 3 in our letter dated September 25, 2012 that you have reported KKR's 50% share in the Fortune Creek partnership as a liability based on guidance in FASB ASC 480 due to the “combination of the rights and obligations under the gathering and partnership agreements.” Based on your reply, it remains unclear to us why the 50% owned by KKR should not be reflected as a noncontrolling interest under the guidance in FASB ASC 810-10-45-15 through 17A. In this regard, we note from your response that the partnership interest issued to KKR in exchange for cash was classified as equity within the Fortune Creek stand-alone financial statements, which appears to meet the criteria in FASB ASC 810-10-45-16A(a). Please provide additional information to support your reliance on ASC 480 versus the noncontrolling interest guidance in ASC 810.

Response: For the reasons set forth below, we believe it is appropriate to classify the KKR interest in the Fortune Creek partnership (“Fortune Creek”) as a liability in the Company's consolidated financial statements under ASC 480, Distinguishing Liabilities from Equity.

In order to better understand the Company's accounting analysis, we have summarized the pertinent provisions of the agreements that constitute our transaction with KKR. The Company required that KKR make a contribution to the partnership that would be distributed to the Company (the “Company Distribution”). KKR required an arrangement that would provide the recoupment of its original invested capital plus a stated return over a stated future period (i.e., 10 years). This was achieved by the execution of two separate legal agreements that were entered into simultaneously by the parties: (1) a gathering agreement (the "Gathering Agreement") between the Company and Fortune Creek; and (2) a partnership agreement through which partnership interests were issued to KKR and the Company and the respective rights and obligations of the parties are set forth (the "Partnership Agreement").

The terms and the substance of the Gathering Agreement provide for the recoupment of KKR's contributed capital plus a stated return, funded by cash flows paid (i.e., gathering fee) by the Company to Fortune Creek. The Company, not Fortune Creek, is the obligor on the Gathering Agreement, and Fortune Creek is the recipient of the cash flows associated with the

Gathering Agreement. The cash flows are generated through a set gathering fee in an amount that was determined to provide the recoupment of KKR's deployed capital plus a stated return. The fee is paid monthly whether or not gas actually flows through the pipeline. Additionally, the Gathering Agreement requires the Company, not Fortune Creek, to bear the economic risk for variable operating costs. Operating costs must be 100% borne by the Company and reimbursed to Fortune Creek. Thus, the after-expense cash flows payable to Fortune Creek are fixed, and are akin to a repayment stream under a financing. While the gathering fee is paid to Fortune Creek, the Partnership Agreement provides that the after‑expense cash flows will be distributed to KKR until such time as KKR recoups its invested capital and realizes the stated return.

The partnership interests issued to the Company and KKR were classified as equity interests attributable to the respective parties within the stand-alone financial statements of Fortune Creek. Based on an analysis of the design of the entity and partners' equity at risk, we determined that Fortune Creek is a variable interest entity (VIE) under ASC 810-10-15-14. Based on the guidance in ASC 810-10-25, we determined that the Company directs the most significant activities of Fortune Creek and, therefore, are deemed to be the primary beneficiary of the entity and as a result we have consolidated the entity.

Notwithstanding its treatment in the stand‑alone financial statements of Fortune Creek, in preparing the Company's consolidated financial statements, separate consideration was given to the presentation of the partnership interest held by KKR.

ASC 810-10-45-16A(a) provides for ownership interests that are held by owners other than the parent of a consolidated subsidiary to be presented as noncontrolling interest within the consolidated financial statements. However, we do not believe that ASC 810-10-45-16A(a) is applicable to this transaction because the Partnership Agreement cannot be considered without reference to the Gathering Agreement. For the reasons set forth below we concluded that the Gathering Agreement and Partnership Agreement should be viewed as a single contract in order to analyze the true economic substance of the entire transaction with KKR. The two agreements considered together are hereinafter called “the Agreement.”

While the Gathering Agreement represents a free-standing financial instrument for the Company's repayment of the Company Distribution, ASC 480-10-55-59 through 62 indicates that the terms of agreements entered into by the same parties as part of an overall transaction should be viewed on a combined basis. ASC 480-10-55-59 through 62 provides an example of a combination of a derivative contract entered into, and a noncontrolling interest issued to, the same party that would be accounted for as a financing within the parent's financial statements.

We also considered the guidance in ASC 815-10-15-8 to 9 which provides four indicators that, if present, require two or more separate transactions to be viewed as one unit and not separately. Indicators present in our transaction with KKR include: the Gathering Agreement and Partnership Agreement were entered into contemporaneously and in contemplation of one another; the agreements were executed with the same counterparties; and the agreements related to the same risk, the recovery of KKR's investment and realization of its return. While ASC 815-10-15-8 through 9 was written for a specific set of circumstances, we believe it is analogous to this transaction.

The next step in the Company's analysis involved determining whether the rights and obligations in the Agreement were within the scope of ASC 480. ASC 480-10-20 suggests that in order to be within scope, an instrument must represent an "unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified date or determinable date (or dates) or upon an event that is certain to occur." We believe the Agreement represents such an unconditional obligation.

In this case, upon year 10, the partnership interests held by KKR are not redeemed and remain outstanding, participating in the equity remaining in Fortune Creek (if any) into perpetuity. However, at inception, the expected equity value in the partnership subsequent to year 10 (i.e., after the expiration of the Gathering Agreement) was de minimis because the estimated natural gas reserves remaining after year 10 will be insignificant and thus, estimated post-year 10 cash flows were determined to be de minimis. Therefore, we considered the guidance in ASC 480-10-25-1 and 480-10-55-41 which address whether non-substantive or minimal features should be disregarded in applying the classification provisions in ASC 480. Based on our evaluation of all the facts and circumstances of the transaction, the equity host is not a substantive feature for the reasons described above. Based on the guidance in ASC 480-10-25-1 and 480-10-55-41 and the substance of the transaction, we do not believe it is appropriate to override liability classification due to the presence of a non-substantive feature.

Based on the foregoing facts and analysis, we believe the Agreement constitutes an instrument that obligates the Company to effectively redeem the original investment made by KKR by transferring assets at specified or determinable dates or upon an event that is certain to occur. We expect that the equity will have minimal value by year 10 and a plausible scenario does not exist (barring a force majeure event or the default of the Company under the Gathering Agreement) whereby KKR would not recoup its original investment plus a return prior to or on the termination of the Gathering Arrangement (10 years subsequent to execution). Therefore, the substance of the transaction viewed in light of the principles of ASC 480 result in our recognizing the interests held by KKR as a liability with the stated return included in the consolidated financial statements as expense, with specific consideration given to ASC 480-10-25-1 and ASC 480-10-55-59 through 60.

Since the shares are not unconditionally redeemed in year 10 (although having only minimal value), we also considered whether the instrument is substantially similar to legal form debt and whether KKR has rights that are akin to creditor rights. This concept of creditor rights is also included in ASC 815-40-25-31, which indicates that an instrument could not be classified as equity if the counterparty's claim in bankruptcy would receive higher priority than other equity holders. The transaction provides KKR specific remedies in the event of default on the Gathering Agreement and the combination of the terms in the Gathering Agreement and Partnership Agreement provide rights similar to those of a creditor. Specifically, in the event that the Company does not perform under the Gathering Agreement, KKR can force Fortune Creek to liquidate and has sole rights to the proceeds from liquidation until it receives a repayment of its originally invested capital and return. The ability to unilaterally cause a liquidation upon the Company's default under the Gathering Agreement and obtain a disproportionate share of the assets upon liquidation of Fortune Creek is economically similar to the rights a creditor has to collateral and/or a security interest in the assets of a borrower in the event of a default (e.g., upon failure to pay principle or interest). Therefore, based on these facts and the analysis outlined above, we determined the partnership interests issued to KKR include creditor type rights, which further supports the classification as a liability in our consolidated balance sheet.

While the foregoing analysis supports liability treatment, we also believe that an additional logical argument would be that the pipeline assets owned and operated by Fortune Creek are “in-substance real estate” and that the circumstances and transactions attendant to the Company's transfer of the pipeline assets to Fortune Creek and KKR's contribution represent a failed partial sale of in-substance real estate as a result of the continued involvement of the seller. Under the relevant accounting rules for in-substance real estate transactions contained in ASC 360-20, accounting for the transaction would warrant recognizing the payment by KKR as a financing (i.e., liability). Thus, the impact of this alternate view would result in identical financial statement treatment as that afforded by the Company under its previously outlined view.

Exhibit 99.2
2.    We note from your response to comment 10 in our letter dated September 25, 2012 that the wells in the Horn River Asset are completed in one of two formations, the Muskwa or the Kula. We also note you state that the reserves assigned to wells in the Muskwa formation have approximately twice the reserves assigned to the wells in the Kula formation. Furthermore, we note you state that your estimates are based on the performance of the existing producing wells. From your response, it is not clear to us how many of the four developed producing wells are producing in the Muskwa formation in support of the higher estimate of reserves assigned to the wells in that formation. Please provide us with a base map denoting the location of each of the proved developed producing wells, proved developed non-producing wells and the proved undeveloped locations in the Muskwa formation. Please annotate each well and location to denote the proved EUR assigned to that well. For the Muskwa producing wells, please provide us with the cumulative production by well as of December 31, 2011.
Response: See Exhibit A for an annotated base map with legend and a table with detailed well information including reserve category, SEC and technical reserves at December 31, 2011, producing formation and cumulative production through December 31, 2011.

3.    We note on page 10 of your Form 10-K, you state “as of December 31, 2011, we had four wells producing and 10 wells drilled and awaiting completion in our Horn River Asset, of which we expect eight wells to come online in 2012.” We note from your response to comment 10 in our letter dated September 25, 2012 that four of the ten wells identified as drilled and cased in the filing on Form 10-K were remotely located and had no proved reserves assigned to them. Please tell us of the eight wells you expect to come online in 2012 how many of those wells have proved reserves assigned to them as of December 31, 2011. Furthermore, please tell us if you also expect to bring the remaining two drilled and cased wells online and if so when.
Response: See Exhibit B for a complete well list indicating the reserve category of each well at December 31, 2011 and their current reserve category. A summary table is included that should help clarify the well counts that were described in our Form 10-K.

* * * *
Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing, please contact me at 817‑665‑5000.
Very truly yours,

/s/ John C. Regan
John C. Regan
Senior Vice President – Chief Financial Officer

cc:	Jennifer O’Brien
Kim Calder
John Hodgin
U. S. Securities and Exchange Commission

Exhibit A

Horn River Asset base map as of December 31, 2011

Black text = not producing
Red text = producing
Green text = oil test well
= Klua well
Grey box = drilling not complete
c-27-J
b-91-G
c-81-G
b-59-E
c-49-E
c-60-D
c-54-D
d-50-A Pad
c-29-D
~1.95 miles
G
D
B
C
d-50-A
A
H
E
F
I

YE2011 HRB Gas Well Status

	Reserve Category at 31-Dec-11				At Dec. 31, 2011 (YE2011)
			Status		SEC Reserves	TECH[1] Reserves	Cum Prod
Well		Formation	31-Dec-11	31-Dec-12	Net Gas (mmcf)	Gas EUR (mmcf)	(mmcf)
QUICKSILVER HZ FORTUNE C-29-D	11 PDP	Muskwa	Producing	Producing	9,679	14,279	3,092
QUICKSILVER HZ FORTUNE C-54-D	11 PDP	Muskwa	Producing	Producing	8,091	12,163	2,806
QUICKSILVER HZ FORTUNE C-60-D/94-O-16	11 PDP	Klua	Producing	Producing	2,255	4,791	1,993
QUICKSILVER HZ FORTUNE D-50-A/94-O-15	11 PDP	Muskwa	Producing	Producing	5,837	9,327	3,113
QUICKSILVER HZ FORTUNE D-D50-A/94-O-15	13 PDNP	Muskwa	Drilled	Producing	11,505	12,654
QUICKSILVER HZ FORTUNE D-E50-A/94-O-15	13 PDNP	Muskwa	Drilled	Producing	11,505	12,654
QUICKSILVER HZ FORTUNE D-F50-A/94-O-15	13 PDNP	Klua	Drilled	Producing	5,315	5,550
QUICKSILVER HZ FORTUNE D-G50-A/94-O-15	13 PDNP	Klua	Drilled	Producing	5,315	5,550
QUICKSILVER HZ FORTUNE D-H50-A/94-O-15	13 PDNP	Muskwa	Drilled	Producing	11,505	12,654
QUICKSILVER HZ FORTUNE D-I50-A/94-O-15	13 PDNP	Klua	Drilled	Producing	5,315	5,550
QUICKSILVER HZ FORTUNE D-B50-A/94-O-15	14 PUD	Muskwa	Drilling	Producing	11,505	12,654
QUICKSILVER HZ FORTUNE D-C50-A/94-O-15	14 PUD	Muskwa	Drilling	Producing	11,505	12,654
QUICKSILVER HZ TATTO D-A50-A	11 PDP	Exshaw[2]	Producing	Shut-in	3		4
Total					99,334
Muskwa PDP Avg						11,923
Klua PDP Avg						4,791

1TECH reserves represent the ultimate gas recoverable independent of economic factors
2The Exshaw formation produced minor volumes of gas and has been included for completeness

Additional Wells with no booked reserves

Status
Well	Formation	31-Dec-11	31-Dec-12	Comment
QUICKSILVER HZ TATTOO B-091-G/94-O-15	Muskwa	Drilled	Drilled	Requires infrastructure
QUICKSILVER HZ TATTOO C-081-G/094-O-15	Muskwa	Drilled	Drilled	Requires infrastructure
QUICKSILVER HZ DIANE C-049-E/094-O-16	Muskwa	Drilled	Drilled	Requires infrastructure
QUICKSILVER HZ DIANE B-059-E/094-O-16	Muskwa	Drilled	Drilled	Requires infrastructure

Exhibit B

YE2011 HRB Gas Well Status

Reserve Category
Well	Formation	31-Dec-11	31-Dec-12
QUICKSILVER HZ FORTUNE C-29-D	Muskwa	PDP	PDP
QUICKSILVER HZ FORTUNE C-54-D	Muskwa	PDP	PDP
QUICKSILVER HZ FORTUNE C-60-D/94-O-16	Klua	PDP	PDP
QUICKSILVER HZ FORTUNE D-50-A/94-O-15	Muskwa	PDP	PDP
QUICKSILVER HZ FORTUNE D-D50-A/94-O-15	Muskwa	PDNP	PDP
QUICKSILVER HZ FORTUNE D-E50-A/94-O-15	Muskwa	PDNP	PDP
QUICKSILVER HZ FORTUNE D-F50-A/94-O-15	Klua	PDNP	PDP
QUICKSILVER HZ FORTUNE D-G50-A/94-O-15	Klua	PDNP	PDP
QUICKSILVER HZ FORTUNE D-H50-A/94-O-15	Muskwa	PDNP	PDP
QUICKSILVER HZ FORTUNE D-I50-A/94-O-15	Klua	PDNP	PDP
QUICKSILVER HZ FORTUNE D-B50-A/94-O-15	Muskwa	PUD	PDP
QUICKSILVER HZ FORTUNE D-C50-A/94-O-15	Muskwa	PUD	PDP
QUICKSILVER HZ TATTOO B-091-G/94-O-15	Muskwa	n/a	n/a
QUICKSILVER HZ TATTOO C-081-G/094-O-15	Muskwa	n/a	n/a
QUICKSILVER HZ DIANE C-049-E/094-O-16	Muskwa	n/a	n/a
QUICKSILVER HZ DIANE B-059-E/094-O-16	Muskwa	n/a	n/a

Summary of Wells in Reserve Categories

Reserve Category	31-Dec-11	31-Dec-12
Producing	4	12
Drilled - PDNP	6	—
Drilled - no reserves (1)	4	4
Drilling - PUD	2	—
Total	16	16

Note: The Exshaw formation well was not included in the above lists because it was targeting oil
(1) As noted in Exhibit A, these wells require infrastructure, the timing of which is unclear as to when it will be completed.